Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

January 21, 2014

VIA EDGAR

Amanda Ravitz
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Terra Tech Corp. (the “Company”) Amendment No. 4 to Registration Statement on Form S-1 Filed January 21, 2014 File No. 333-191954

Dear Ms. Ravtiz:

We respectfully hereby submit the information in this letter, on behalf of our client, Terra Tech Corp., in response to telephone conversation we had with the staff of the Securities and Exchange Commission on January 17, 2014. Amendment No. 4 to the Company’s referenced Form S-1 was filed with the Commission via EDGAR on January 21, 2014.

The Company confirms that it has undated its executive compensation information on pages 46 and 47 of the Form S-1 and stock price information on the prospectus cover page and page 35. Additionally, we have updated our legal opinion on Exhibit 5.1 to the Form S-1

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo
Thomas E. Puzzo